UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549




                          SCHEDULE 13G



            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO.   )
                                     ---


               Central Transport Rental Group plc
               ----------------------------------
                        (NAME OF ISSUER)

    American Depositary Shares, representing Ordinary Shares
    --------------------------------------------------------
                 (TITLE OF CLASS OF SECURITIES)


                            15556910
                            --------
                         (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement[x]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or to otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13G
CUSIP No. 15556910                           Page 2 of 4 Pages


1   NAME OF REPORTING PERSON - SS. OR I.R.S. IDENTIFICATION NO.
    OF ABOVE PERSON
         WHIPPOORWILL ASSOCIATES, INC.
         13-3595884

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                       (b) [x]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

               5    SOLE VOTING POWER
                         -0-
  NUMBER OF
    SHARES
 BENEFICIALLY
   OWNED BY    6    SHARED VOTING POWER
EACH REPORTING           13,326,847
 PERSON WITH
               7    SOLE DISPOSITIVE POWER
                         -0-

               8    SHARED DISPOSITIVE POWER
                         13,326,847

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
         13,326,847

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES* [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.42% OF ORDINARY SHARES

12  TYPE OF REPORTING PERSON*
         IA, CO

           *   SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!


                          SCHEDULE 13G

ITEM 1.   NAME OF ISSUER

          (a)  Central Transport Rental Group plc

          (b)  Hampden Court,
               Kingsmead Business Park, London Road
               High Wycombe
               Buckinghamshire, HP11-1JU
               England

ITEM 2.   NAME OF PERSON FILING

          (a)  Whippoorwill Associates, Inc.

          (b)  11 Martine Avenue
               White Plains, New York  10606

          (c)  Delaware

          (d)  American Depositary Shares, representing
               Ordinary Shares

          (e)  15556910

ITEM 3.   THIS STATEMENT IS BEING FILED PURSUANT TO RULE 13(D)-
          1(B) BECAUSE THE REPORTING PERSONS FILING ARE AS
          FOLLOWS:

          (c)  [x]  Investment Adviser registered under section
                    203 of the Investment Advisers Act of 1940

ITEM 4.   OWNERSHIP

          (a)  Amount Beneficially owned: 13,326,847 American
               Depositary Shares, representing 39,980,541
               Ordinary Shares

          (b)  Percent of Class: 5.42% of Ordinary Shares

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or direct the vote: -0-

               (ii) shared power to vote or to direct the vote:
                    13,326,847

              (iii) sole power to dispose or direct the
                    disposition:   -0-

               (iv) shared power to dispose of or direct the
                    disposition:  13,326,847

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON

               Clients of Whippoorwill Associates, Inc., who are the registered and beneficial owners of the securities, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature:

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 1997
                                   WHIPPOORWILL ASSOCIATES, INC.


                                   By:  /s/ Pamela M. Lawrence
                                      --------------------------
                                      Name:
                                      Title: